SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 12 April, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




     ADDRESS TO SHAREHOLDERS AT THE ANNUAL GENERAL MEETING OF BP p.l.c.
                             ON APRIL 12, 2007 BY
                      PETER SUTHERLAND, KCMG, CHAIRMAN AND
                       LORD BROWNE, GROUP CHIEF EXECUTIVE


Introduction by Peter Sutherland

Good morning ladies and gentlemen.Thank you for joining us at the 98th Annual General Meeting of BP p.l.c. here at the ExCeL Centre in London's Docklands.


Seated on the stage with me in the front row are John Browne, group chief executive; Tony Hayward our CEO designate; Byron Grote, chief financial officer; DeAnne Julius, chairman of the Remuneration Committee; David Jackson, our company secretary; Ian Prosser, deputy chairman and senior independent director
- Ian is also chairman of the Audit Committee - and Walter Massey, chairman of the Safety, Ethics and Environment Assurance Committee.


I am pleased to say that John Bryan now has been able to join us and all the current members of the Board are on stage with us.


So, ladies and gentlemen, what are my reflections on the year just passed?


Well certainly in my experience it has been one of the most varied and probably turbulent in BP's long history. We have seen a record oil price and strong financial results. We have seen the Group face, and continue to face, a series of regulatory issues in the US - a perfect storm, if you like, but mostly of our own making.


But we are also seeing the end of a remarkable era as John Browne, our chief executive, is to retire in July of this year. He has been an outstanding CEO and I will talk more about him later.


Let me say at the outset that BP is a great company. It has a great portfolio of assets and excellent people. We have a sound strategy. Your Board is determined that each one of the company's some 100,000 employees, spread around the globe, aspire to the same high ideals and values. This is not about perception - it is about reality. For BP people, the right thing to do is ... the right thing.


For many years, BP has been a greatly admired Group reflecting its strategic vision, its determined execution and its high aspirations in areas such as safety, environment and the community. I remain proud to be chairman of that company.


As I have said, we set ourselves high standards in the way in which we interact with the communities in which we operate. Since the Texas City incident, over two years ago now, we have, in some of the areas in our business, failed to live up to those standards.


It is therefore vital, that we, as a Board, reinforce the values of the Company and set the appropriate "tone from the top". This is an important role that we play. Your Board, this Board, is very conscious of that unique role which it discharges on behalf of you, the shareholders. The governance and leadership for which the Board is responsible is key in setting the values that I mentioned. So as the Company faces more and varied challenges so must we, as a Board, up our own game.


Reflecting on the recent past it is clear that the governance of a company of the scale and scope of BP represents a major challenge. Indeed I have been asked by some shareholders whether the Group has now reached a size where it is simply too big to be governed effectively. My answer is emphatically in the negative. Clarity over the role that the Board plays and the tasks it has to discharge is key to the work of the Board.


In recent times, the role of the Board has been described as either strategic or monitoring. This was an issue upon which I commented last year. How does a Board ensure that it is able to monitor the risks which the Company faces whilst at the same time reinforcing its entrepreneurial leadership to grow the organisation to create greater value for you the shareholders? These are questions which we as a Board address meeting after meeting. It is clear to me though that this Board has the strength and the skills and the independence to be able to discharge the tasks that are required of it.


We do however have to learn as we go along. We do not have the perfect solution nor perfect answers to all the issues that face us. It is for that reason that we, with the executive management, agreed that we would implement the recommendations of the Baker Panel Report into the context of the tragedy at Texas City. Let me remind you: the Baker Panel, chaired by James Baker, was commissioned by the Company, on the recommendation of the US authorities, to examine the culture of safety at our US facilities. If the Baker Panel had a criticism of the Board it was not that it had failed to meet normal standards but that it had failed to excel in the way the Panel believed that it should as an industry leader.


The Baker Panel also believed that it would help the Board if the Board appointed a separate expert to advise it on the way in which the Company implemented the Baker Panel recommendations. The Baker Panel clearly saw that the Company had potential to become an industry leader around the issues of process safety and to aid the Company and the Board in that task we accepted the recommendation of expert help.


It is for this reason that I am particularly pleased to be able to report that we have made good progress in identifying a person to take on this role. We are currently finalising the details and expect to make an announcement in May.


As a Board we continue to evaluate our own performance and indeed the way we operate. We want to ensure that we receive the right information so that we can discharge our monitoring duties and that the Executive team has got the right system of internal control so that it too is picking up the right signals.


The challenge is to ensure that the Board discharges both of its functions. It would be all too easy for the Board to require the Company to turn in on itself to become ultra cautious and risk adverse.


This is not the nature of BP. With the price of oil remaining higher than people would have expected three or four years ago, there are new and different challenges to this organisation. We have done well to establish our position across the world in seven major areas. Issues in the United States have made us focus on our dealings at both federal and state level in that continent.


But we also made a major investment in Russia through our acquisition of half of TNK-BP four years ago. This is a major strategic investment on our behalf and we as a Board, need to understand the implications of the system within Moscow. Real opportunities for growth are rarer than they used to be and thus the Board needs to be in a position to back executive initiatives which will it is believed really carry the Company forward in the next ten to fifteen years.


Clearly we must ensure that the issues that have occurred in the United States are dealt with in a responsible and timely fashion. We must learn what we need to learn. But we must also make sure that we are able to spot the opportunities to take this Company forward wherever in the world they may arise.


Just as the world continues to evolve, so too does the Board. John Bryan retires from the Board today. He sat on the Audit and the Remuneration Committees where his background and experience have been a source of wisdom and insight. I should like to thank him on your behalf for his dedicated service and on a personal note, I would wish to acknowledge his contribution and thank him for his unswerving support over the years. We shall miss him and wish him and his wife well in the future.


Two directors have been appointed since we met last year. Sir William Castell and Andy Inglis. Bill joined the Board in July last year. He has substantial experience in the worlds of business and science having been chief executive of Amersham International for 14 years. He was subsequently president and chief executive office at GE Healthcare and remains on the GE Board as a non-executive director. He is presently chairman of the Wellcome Trust. Bill sits on both the Audit and Safety, Ethics and Environment Assurance Committees.

Andy joined the Board in February. He is now managing director of the Exploration and Production segment. Andy joined BP in 1980 and following a series of commercial roles in BP exploration, he became chief of staff for E&P and was subsequently responsible for BP's activities in the deepwater Gulf of Mexico. In 1999 following the BP Amoco merger, Andy was appointed vice president, US western gas business unit, a position he held until 2004 when he was appointed deputy chief executive of exploration and production. Andy joined the Board in February to allow Tony Hayward to focus on the handover of the role of chief executive to him by John Browne.

Tony will become CEO on August 1, 2007. The Board has been through a very thorough process in determining John's successor as CEO. All the candidates were tested and compared in a very rigorous manner. It was the unanimous conclusion of the Board that Tony Hayward should become the new CEO. Tony, of course, has been a director since 2003 and has been responsible for Exploration and Production since that time. Tony joined BP as a graduate in 1982 and has had an exceptional career principally in the upstream business. I know that you will all join the Board in wishing Tony well in his new role.


Whilst he will not be leaving the Company until July, this is John Browne's last appearance before you at an AGM. John has had an exemplary career at BP spanning over 40 years, the last twelve as chief executive. Earlier this year when his decision to stand aside was announced I said that John was the greatest British businessman of his generation who had transformed BP into one of the largest energy groups in the world. It is really difficult for me to say more and certainly I would not want to say less.


BP is a great Company. It was as a result of John's strategic vision that BP is the Company that it is today. It is he who led the consolidation of the industry nearly ten years ago. This was, and is, a massive achievement. I know that I speak for the Board, indeed Board members past and present, when I pay tribute to John's intellect, leadership and skills.


On a personal note I have enjoyed working with John. As in any relationship we have had our occasional ups and downs but we have worked together for nearly as long as he has been CEO and for me it has been an invigorating and rewarding experience.


I believe I speak for the Board and indeed all shareholders and employees when I say "thank you, John" for all you have done for this Company, and wish you well for the future.


Before introducing the first Resolution I would like to touch briefly on the documents which we have sent to you recently. Corporate reporting practice continues to evolve and indeed is set to do so further. I mentioned last year that we continued to differentiate our Annual Review and Annual Report documents; with the Annual Review providing the information required by the vast majority of our shareholders.

We have taken a further step this year to endeavour to streamline the reporting processes that we have to comply with on both sides of the Atlantic by producing a document as our Annual Report that can be used in both markets. We also have to provide a Business Review in the Annual Report which meets the requirements of UK Company Law.


Reporting practice is set to evolve further next year with the opportunity to enhance our use of e-communications as the method of communication with our shareholders. Our goal is clear. We want to make sure that you, the shareholder, receive information about the company in the detail that you require, delivered by the means which you select.


Ladies and gentlemen, let us now discuss BP's performance in 2006 under Resolution 1 the Annual Report and Accounts. John Browne will now review the year.


Remarks by John Browne

As always, it is a great pleasure to see so many people here including so many old friends and colleagues.


This is my last Annual General Meeting as chief executive and I would like to thank you all for your support over the last 12 years, for your confidence, and for your patience.


Companies like BP exist only if we can both provide the goods and services which people want to buy, and if we can secure the trust of those who want to invest their savings with us.


Your support has been indispensable and without it we couldn't have grown, or extended our reach into new areas of the world, or taken the first steps towards the next generation of energy supplies, as we tackle the combined challenges of energy security and climate change. So thank you.


What I would like to do is first to cover our performance in 2006; then reflect on how BP has changed in the last 12 years and finally look to the future. I believe that the fundamentals of BP - our strategy, our assets and the high standards of our people - are something we should all be proud of.


2006 was a challenging year. We achieved a number of significant milestones and excellent financial results. However, much of the team's energy and efforts were directed to the short and long term resolution of various operational issues, notably the aftermath of the Texas City incident.


Safety has been for many years our top priority. Given that fact, the events of the last two years have been truly humbling. I will return to this important subject and our progress in turning BP, in the long term, into a leader in process safety in a moment.



I will now review the other significant milestones achieved during 2006:



- Our reserves replacement ratio, calculated in accordance with SEC guidance, was 113 per cent on a combined basis, excluding the effects of acquisitions and disposals.



- We continued our strong track record with 10 new discoveries including Kaskida, Titania, Urano and the Uvat area. We secured a new access option in Pakistan and an initial presence in India and more recently, in Oman.



- We started nine new upstream projects, notably the Baku-Tbilisi-Ceyhan oil pipeline and gas condensates from In Amenas in Algeria;



- We re-started Texas City safely and have so far achieved a production rate of about 250,000 barrels per day;



- We commissioned the first LNG receiving terminal at Guangdong, China;



- We made significant progress in Alternative Energy, building momentum in wind and solar through capacity increases; and



- We announced plans to invest $3 billion at the Whiting refinery in the US to process heavy crudes from Canada.



The trading environment was volatile in 2006 and softened significantly in the fourth quarter. Energy prices were driven higher during the summer by fears about political risk to supplies, but fell back by the year end, due, in part, to a rise in OPEC's surplus capacity and to a relatively warm winter.



The relative price of gas declined by an even greater amount and was significantly weaker compared to 2005. Our refining indicator margin also peaked at over $12 in the second quarter of 2006, before narrowing to $6.30 in the fourth quarter. And retail fuel margins also narrowed significantly towards the year end.



Turning to our financials, despite the weaker environment towards the end of the year, we delivered a record replacement cost profit of $22.3 billion, up 15 per cent over 2005.



- This is equivalent to 111.1 cents per share, up 22 per cent over 2005, showing the additional benefits of share buybacks.



- The post tax operating cash flow was $28.2 billion, up 5 per cent over 2005.



- We distributed $23.2 billion to shareholders; including $15.5 billion in share buybacks, thereby reducing shares in issue by around 6 per cent;



-                    We realised $6.3 billion from disposals; and



- Our financial condition is strong with gearing ending the year at 20 per cent - at the bottom of our target range of 20 per cent to 30 per cent.


I know that for those of you who attend the annual meeting, the dividend is particularly important. Total dividends paid during the year were 38.4 cents a share or 21.104 pence a share, up 10 per cent on 2005.


But despite having record results, BP had several disappointments in 2006.


We had two oil spills in Alaska, the start-up of the Thunder Horse field in the Gulf of Mexico was further delayed, with a knock-on impact on Atlantis, and investigations commenced into allegations of improper trading activities in the US.


We have taken specific actions to learn from and understand these events and issues, and to respond to them. Such incidents severely test a company's values and its people. And a good company recognises where things have gone wrong and takes responsibility and then makes strenuous efforts to put things right. I hope we will emerge with some credit for our responses, for admitting where we have failed, and for our determination to put things right.


I would particularly like to mention the report by former US Secretary of State James Baker into the safety at our US refineries, which was published in January. The Baker panel was established by BP at the recommendation of the Chemical Safety Board, following the terrible accident at Texas City in 2005. BP has committed to implementing the report's recommendations and we are consulting with the panel on how best to do that. As the report acknowledges, BP has made significant changes to its process safety systems since the accident at Texas City. But we can do more. And we will do more.


As I have said before, the Texas City accident happened on my watch. It was the saddest and darkest day in my working life at BP. We accepted responsibility. The safety of our people is our greatest requirement and the greatest memorial we can build to the 15 colleagues who died at Texas City is a company, which is, as the Baker report recommends, a leader in process safety.


When we look at BP today, I think it is important to step back, and put it in a longer term context. As this is my last AGM as group chief executive, I would like to look back on my 12 year tenure in this position. I would also like to acknowledge the tremendous platform that was left by my predecessor, David Simon, on which we have sought to build this great company.


The starting point is strategy. During the last decade, we have operated a strategy based on economies of scale, quality of assets and being responsive to market trends. This has created a company with tremendous scope and scale. Our aim is to build our position in some of the world's largest oil and gas fields, to focus on advantaged refineries and retail markets, to capture world scale gas market positions and to participate in fast-growing markets for gas and the transition to low carbon power and transport.


Since 1995, our total production has grown more than three-fold to 3.9 million barrels of oil equivalent a day. At the same time, the share of gas production has more than doubled and we are now one of the largest gas producers among the major international oil companies with production of 8.4 billion cubic feet per day.


Our reserves have more than doubled to 17.7 billion barrels of oil equivalent. Between 1995 and 2006, our market capitalisation has more than quadrupled to $220 billion and our share price has outperformed the Footsie Index by 18 per cent and S&P by 14 per cent.


It is not just the scale of our business which has changed, but where we do business. The number of countries in which we produce more than 100,000 barrels per day has increased from three in 1995, to eight in 2006. We have also established a significant footprint in Russia with investments of around $10 billion through our joint venture TNK-BP.


But there is another, more subtle, way in which BP has evolved since 1995 and that is through our renewed emphasis on sustainability. Indeed we have written it into the genetic code of the company. The concept of sustainability is fundamental to understanding a modern company like BP. It is about explaining our values; our deeply-held belief in the principle of mutual advantage; recognising that business ultimately has a purpose - to serve human needs. And it is about respecting the communities in which we operate.


It is because of the importance of sustainability that for the last 10 years BP has been one of the first major oil companies to face up to the challenges of climate change. And we have not just acknowledged the challenge, we have taken actions. We have been reducing the emissions from our own operations, marketing cleaner products and making substantial commitments to develop our alternative energy and biofuels businesses.


BP has sustained itself as a company for nearly 100 years. There is much to be proud of and even more to look forward to.


I have spent all my working life at BP and this is my last annual meeting as a director. My successor as chief executive is my friend and colleague, Tony Hayward. He is an excellent choice and will be an outstanding chief executive.


I believe that you can be confident that BP is heading in the right strategic direction. But more than that, it is a progressive company, willing, where necessary, to learn from mistakes. For the ultimate purpose of business is a noble one: to serve human needs and to advance human development. BP generates its returns for shareholders by investing to provide energy for the basic things of life, such as light, heat and transport and it aspires to do so in an ethical, sustainable manner.



Finally, Ladies and Gentlemen, I want to say some personal words of thanks.



I would like to thank you, our shareholders, for your continued support. I would also like to thank Peter Sutherland and all the board, for their guidance over the last 12 years. And I would especially like to thank the 100,000 BP staff in 110 countries that it has been my privilege to lead.



They have been resilient in the face of great challenges, creative in the face of immense change and unfailingly loyal and dedicated. Above all, they are universally characterised by their willingness to go the extra mile. I am incredibly proud and grateful for everything that every one of them does for BP.



Thank you very much.






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 12 April, 2007                                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary